Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.

The following are excepts of a transcript of a presentation made by Thomas H. Glocer, CEO of Reuters Group PLC, at conference sponsored by Merrill Lynch in London on June 12, 2002. Mr. Glocer is also a director of Instinet. The full text of the transcript, which relates primarily to Reuters, was first posted on Reuters website on June 21, 2002.

.. . .

Instinet

         I have talked to some of you in this room about the six-point plan for Instinet. I will not take you through each step. It is largely the work that we have done from the beginning of this year when we found an Instinet certainly not working on all cylinders, market share liquidity down to around 10% heading into loss-making territory and frankly not with the right management, I believe, to turn it around.

         I will skip down the first four points and only pick up the last two. First, the framework agreement that we have announced with Reuters last week. What that means is we are taking Instinet trading connectivity and embedding it in Reuters products. As I have mentioned, it will make the Reuters products that much more competitive and here from the Instinet side it will make Instinet accessible from so much more real estate than reaches Instinet today. If you take an overall universe of 630,000 Reuters accesses and even eliminate the 500,000 that are not perhaps directly related to the equity market, you still have a much larger universe and importantly an international universe of terminals. Once we have the functionality, which is on the way, to just right mouse click when you look up a price or a story, open up a trade ticket and submit the trade ticket right into Instinet, we are confident that it will increase order flow into Instinet and thereby again help build revenue and increase the liquidity.

         Just to seal it with a bow, we have also put in place a preferential soft commissioning arrangement so that you will be able to pay for your Reuters service by directing soft dollars to Instinet. Again, it will make Reuters more appealing in particular to the US institutional buy-side which tends to like to pay for research tools that way. Two: it will direct additional order flow to Instinet. Just to give you a metric on this, now Instinet softs about 5%t of Reuters products, the rest are cash. If you look at the Bridge business that we acquired last year, over 50% of BridgeStations are softed by Bridge Trading. We do not think we will get anywhere near there with the Reuters/Instinet arrangement, but even if we double it to, say, 10% that is significant increased order flow for Instinet and more protection defensively for Reuters and the ability to penetrate offensively more into the buy-side. Let me round out on Instinet by talking a bit about the acquisition itself.

Island Acquisition - Deal Terms

         Here is a summary of the deal terms. It is about a $500 million deal all in. It is a stock-for-stock deal. What we have done in terms of the cash that many people felt was somehow trapped in Instinet is to arrange to extract first a dividend from Instinet on the eve of the closing of this transaction. The logic here was we left a fair amount of cash in Instinet on purpose, because we saw that there would be industry consolidation, but none of us were clairvoyant enough to understand what form it would take. Would we need cash as Reuters has, let us say, to go in and snatch Bridge out of a bankruptcy auction? Now that we have chosen the best mate in Island, the most complementary partner we could have and done it on a stock-for-stock basis, we have had the opportunity to extract the cash. David Grigson, the Finance Director, and I are focused on the capital efficiency of the overall portfolio.

Instinet + Island - Benefits

         To summarise the benefits as we see it on a strategic level between the two, first and foremost is the management team. By putting Island and Instinet management together we have the absolutely strongest management team in the industry. Ed Nicoll is a first class CEO, and what the Island team brings is a management which is deeply engrained in the ECN and market structure side of the US market and has particular expertise with the direct trader, the hedge fund and programme trading part of the market. Instinet has a real depth of experience in assessing the more complex needs on the institutional buy-side. Together we think they are unbeatable, in part because we will have much more management bandwidth. The Instinet team, certainly after the departure of Doug, has been quite stretched, having to both roll out new product to the buy-side and focus on where the money comes from. Together with this team they will be able to divide responsibility and motor on.

         In terms of the liquidity pool we are building, it will be much broader and deeper. The good liquidity pool that Instinet addresses on the buy-side will now be able to interact with orders from the sell-side which, although they come in smaller units, the technology when we interlink the systems will allow us to aggregate into larger blocks the sell-side liquidity and thereby create better liquidity and execution for the buy-side. Putting the two together also will lead to a much stronger position vis-a-vis SuperMontage when Nasdaq releases some time this summer, or perhaps after that if they do not meet that timetable.

         Finally, I already mentioned for Reuters the advantage of being able to extract cash.

.. . .

Question & Answer Session

.. . .

         Chairman: There is a question on SuperMontage. What do you see the impact of SuperMontage on the combined Instinet/Island?

         Tom Glocer: Some of you may have listened in to the conference call that Island and Instinet held immediately post-announcement of the deal. Ed Nicoll was quite careful in response to a few questions not to give a detailed answer as to exactly what the strategy is. It has a good strategy vis-a-vis SuperMontage. What he said at the time was: "Listen, this is my biggest competitor, why would I ever give them the advantage of publicly giving them a couple of months lead on what we are going to do?" What I will try to do is address it slightly more generically.

         Separately, Island and Instinet would have had probably an issue, more of a problem certainly, in terms of being able to pull out of SuperMontage and not play, because the order flow of each separately just was not large enough. Instinet is now doing about 14-15% market share over the last couple of weeks. You can track this on the Instinet website, so an encouraging liquidity trend even independently. Island is at about the same rate, sometimes a little bit lower. Combined, it offers new options to decide whether both should play, neither should play or some segmented strategy. Ed is confident in the face of it.

         Chairman: Can you just say what improvement is SuperMontage going to have on the Nasdaq service?

         Tom Glocer: It is a question you should probably direct to them. Basically it is a smart router that sits in front of the existing SuperSOES system and SelectNet. It certainly is an efficient way we expect to do sell-side ECN activity. It will not be able to reach the institutional buy-side. It does not have the functionality to satisfy the higher demand needs of the buy-side. So we think it will make the sell-side space more competitive. It is a major driver for why we put Island and Instinet together. From a technology, architecture product point of view we are going to segment the offering so that you will see more of the super-fast, efficient and low-cost Island technology where there is a lower user demand, and a continual development of the higher, richer functionality of Instinet. For example, a new product called Newport which they have just rolled out and they are showing at an Instinet Investor Day in New York tomorrow. So you will all get a chance to take a look at it if you want.

         Chairman: Just on Instinet, do you think there are any anti-competitive issues with embedding Instinet into Reuters?

         Tom Glocer: I do not think so. Within a Bloomberg there is B-Trade embedded within. It is a need customers have anyway. You can do it synthetically by, say, a fixed connection out of your trade management system. All we are doing is adding a level of choice by letting you do it within the system.

***********************************************************************

It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND'S SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Inc., 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

This transcript includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Islands and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.